FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2010

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Registered in Securities Registry N° 42

Santiago, April 6, 2010

Mr. Superintendent of Securities and Insurance

Ref.: Complementary information regarding Material Fact N°574, dated March 1st, 2010

Dear Sir,

The undersigned, as Legal Affairs Director of the corporation named Celulosa Arauco y Constitución S.A., hereinafter “Arauco” or the “Company”, both domiciled in the Metropolitan Region, Avenida El Golf Nº 150, floor 14, Commune of Las Condes; a company registered in the Securities Registry under N° 42, Chilean Tax Identification N° 93.458.000-1, and in accordance with the Superintendency of Securities and Insurances’s request of this date, hereby communicates the following information:

The Company has various insurance policies that cover the risk of damage to assets owned by Arauco or its subsidiaries.

Regarding the policies that cover damages caused by earthquakes and their consequences, we inform you that the Company has insured its physical assets (such as industrial plants and facilities), as well as any losses caused by business interruptions and/or higher costs in the production of pulp, panels, energy and sawn timber due to the occurrence of this type of disaster. These policies have a maximum indemnity limit of US$ 650,000,000 per event.  The deductible in respect of damages caused by the earthquake to physical assets amounts to US$ 3,000,000 and the deductible for losses resulting from business interruption includes the first 21 days of stoppage.

Best regards,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Felipe Guzmán R.
Legal Affairs Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
                                                                                                                                          (Registrant)

Date:   April 22, 2010                                                              By:          /s/ Matias Domeyko
Name:  Matias Domeyko
Title:    Chief Executive Officer